UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 22, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

The following documents are being submitted herewith:

•	Press Release dated December 7, 2017
•	Press Release dated December 11, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(REGISTRANT)

Date: December 22, 2017	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Day 2017 Annual Investor Conference Webcast Details

CALGARY, Alberta, December 7, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) will hold its annual investor conference with Enbridge Income Fund Holdings Inc. (TSX: ENF), Enbridge Energy Partners, L.P. (NYSE: EEP) and Spectra Energy Partners, LP (NYSE: SEP) on Tuesday, December 12th in New York and Wednesday, December 13th in Toronto. Enbridge executives will discuss the Company’s strategic plan and financial outlook.

The conference in New York on December 12th will be webcast live at Enbridge.com. The webcast format will be listen-only.

Details of the webcast event are as follows:

When:	Tuesday, December 12th, 2017 8:30 a.m. ET (6:30 a.m. MT) to 12:00 p.m. ET (10:00 a.m. MT)

Webcast:	Sign-in

In addition, immediately following the formal presentations in New York, there will be a break-out session for additional Q&A with EEP and SEP executives, and following the formal presentations in Toronto, there will be a break-out session for additional Q&A with ENF executives. These break-out sessions will not be webcast.

Presentations and supporting materials will be posted to Enbridge’s website in ‘Events and Presentations’ at 8:00 a.m. ET on Tuesday, December 12th; participants are encouraged to download the materials prior to the event as hard copies will not be provided.

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to Enbridge’s website in ‘Events and Presentations’ approximately 24 hours after the event.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 65% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.6 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

About Enbridge Income Fund Holdings Inc.

Enbridge Income Fund Holdings Inc., through its investment in Enbridge Income Fund, indirectly holds high quality, low-risk energy infrastructure assets. Enbridge Income Fund’s assets consist of a portfolio of Canadian liquids transportation and storage businesses, including the Canadian Mainline, the Regional Oil Sands System, the Canadian segment of the Southern Lights Pipeline, Class A units entitling the holder to receive defined cash flows from the US segment of the Southern Lights Pipeline, a 50 percent interest in the Alliance Pipeline, which transports natural gas from Canada to the U.S., and interests in more than 1,400 MW of renewable and alternative power generation assets. Enbridge Income Fund Holdings Inc. is a publicly traded corporation on the Toronto stock exchange under the symbol ENF; information about the company is available on its website at www.enbridgeincomefund.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 23 percent of total U.S. oil imports. Enbridge Energy Partners, L.P. is traded on the New York stock exchange under the symbol EEP; information about the company is available on its website at www.enbridgepartners.com.

About Spectra Energy Partners, LP

Spectra Energy Partners, LP is one of the largest pipeline master limited partnerships in the United States and connects growing supply areas to high-demand markets for natural gas and crude oil. These assets include more than 15,000 miles of transmission pipelines, approximately 170 billion cubic feet of natural gas storage, and approximately 5.6 million barrels of crude oil storage. Spectra Energy Partners, LP is traded on the New York stock exchange under the symbol SEP; information about the company is available on its website at www.spectraenergypartners.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media:

Suzanne Wilton

Toll Free: (888) 992-0997

Email: suzanne.wilton@enbridge.com

Investment Community:

Enbridge Inc.

Jonathan Gould

Toll Free: (800) 481-2804

Email: investor.relations@enbridge.com

Enbridge Income Fund Holdings Inc. & Enbridge Energy Partners, L.P.

Adam McKnight

Toll Free: (800) 481-2804

Email: investor.relations@enbridge.com

Spectra Energy Partners, LP

Roni Cappadonna

Toll Free: (800) 481-2804

Email: investor.relations@enbridge.com

NEWS RELEASE

Phillips 66 and Enbridge Announce Open Season for

West Texas Crude Oil Pipeline System

HOUSTON, Dec. 11, 2017 – Phillips 66 (NYSE: PSX) and Enbridge Inc. (NYSE: ENB) today announced an open season for the Gray Oak Pipeline. The Gray Oak Pipeline will provide producers and other shippers the opportunity to secure crude oil transportation from West Texas to the destination markets of Corpus Christi, Freeport, and Houston, Texas, with connectivity to over 3 million barrels per day (BPD) of refining capacity and multiple dock facilities capable of crude oil exports. Shippers will have the option to select from origination stations in Reeves, Loving, Winkler, and Crane counties in West Texas.

The Gray Oak Pipeline is expected to have an initial throughput capacity of 385,000 BPD. Phillips 66 and Enbridge will evaluate expansion of the system beyond 385,000 BPD, depending on shipper interest in the open season. The pipeline system is anticipated to be placed in service in the second half of 2019.

The open season will commence at 12 p.m. CST on Dec. 11, 2017. Prior to participating in the open season, interested parties must execute a confidentiality agreement to govern the receipt of the open season documentation. For a form of confidentiality agreement and additional information regarding the Gray Oak Pipeline, please contact Corey Leonard at Corey.Leonard@p66.com or Jarrod Tessier at Jarrod.Tessier@enbridge.com.

About Phillips 66

Phillips 66 is a diversified energy manufacturing and logistics company. With a portfolio of Midstream, Chemicals, Refining, and Marketing and Specialties businesses, the company processes, transports, stores and markets fuels and products globally. Phillips 66 Partners, the company’s master limited partnership, is an integral asset in the portfolio. Headquartered in Houston, the company has 14,600 employees committed to safety and operating excellence. Phillips 66 had $53 billion of assets as of Sept. 30, 2017. For more information, visit www.phillips66.com or follow us on Twitter @Phillips66Co.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 65% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The company’s regulated utilities serve approximately 3.6 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity in North America and Europe. The company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB. Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

– # # # –

CONTACTS

Phillips 66

Jeff Dietert (investors)

832-765-2297

jeff.dietert@p66.com

Rosy Zuklic (investors)

832-765-2297

rosy.zuklic@p66.com

Dennis Nuss (media)

832-765-1850

dennis.h.nuss@p66.com

Enbridge

Jonathan Gould (investors)

Toll Free: (800) 481-2804

jonathan.gould@enbridge.com

Michael Barnes (media)

Toll free: (888) 992-0997

michael.barnes@enbridge.com